Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows of COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.) for the three and six months ended June 30, 2025. In this MD&A, “COSCIENS”, the “Company”, “we”, “us” and “our” mean COSCIENS Biopharma Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s unaudited interim condensed consolidated financial statements (the “interim consolidated financial statements”) and the notes thereto as of June 30, 2025 and December 31, 2024, and for the three and six months ended June 30, 2025. Our unaudited interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

The Company’s common shares are listed on both The Nasdaq Capital Market (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”) under the symbol “CSCI”.

All amounts in this MD&A are presented in thousands of United States (“U.S.”) dollars, except for share and per share data, or as otherwise noted. This MD&A was approved by the Company’s Board of Directors (the “Board”) on August 14, 2025. This MD&A is dated August 14, 2025.

About Forward-Looking Statements

Certain statements in this MD&A, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this MD&A, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words.

Forward-looking statements are based on the opinions and estimates of the Company as of the date of this MD&A, and they are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described in “Risk Factors and Uncertainties” and those relating to: plans and timing to delist from NASDAQ Capital Market while remaining listed on the TSX, and to deregister, and terminate its U.S. reporting obligations with the U.S. Securities and Exchange Commission (the “SEC”) under, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the future trading of the Company’s ordinary shares after it delists from Nasdaq and deregisters and terminates its U.S. reporting obligations under the Exchange Act, the Company’s patented technologies and value-driving products, and development thereof; the extraction, production and commercialization of active ingredients from natural sources and our ability to successfully market related products; the successful development and marketing of our oat-based pipeline products, including oat-beta glucan, avenanthramides and beta glucan from yeast, as well as such products’ capability to address unmet needs within the nutraceuticals markets; Macrilen® (macimorelin) and the Company’s plans in respect of same, including commercialization and clinical programs as well as in respect of the top line data from the DETECT-trial; the Company’s business strategy; the Company’s positioning in its target markets; potential impacts of changes to the Company’s executive leadership; potential impacts of the policies of the current presidential administration in the United States, including potential impacts of the ongoing use of tariffs and other trade barriers to address the administration’s policy goals, and potential impacts of any counter-duties, counter-tariffs and/or other counter-measures implemented in response by other countries, on our costs and revenues, as well as on the macroeconomic framework in which we operate, which may be material; the Company’s plans for its PGX Technology; pre-clinical and clinical studies and trials and their expected timing and results, including the potential to bring certain products to market following such studies and trials; the ability of our pharmaceutical therapeutic assets to address unmet medical needs across a number of indications; management’s assumptions, estimates and judgements; liquidity and capital resources; adequacy of our financial resources to finance operations and expenditure requirements; limitations on internal controls over financial reporting and our ability to address identified material weaknesses; and the plans, objectives, future outlook and financial position of the Company in general.

1

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others: the Company’s present and future business strategies, including that the strategic review and related initiatives undertaken by the Company as described herein may not have the expected or desired results in the short-term or long-term; operations and performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the Company operates; the policies of the current presidential administration in the United States, including the ongoing use and effects of tariffs and other trade barriers to address the administration’s policy goals, as well as any counter-duties, counter-tariffs and/or other counter-measures implemented in response by other countries, could materially impact our costs and revenues, as well as the macroeconomic framework in which we operate; anticipated capital and operating costs; uncertainty in our revenue generation from our marketed products; product development and related clinical trials and validation studies; results from our products under development may not be successful or may not support advancing the product; the failure of the DETECT-trial to achieve its primary endpoint in Childhood Onset Growth Hormone Deficiency (“CGHD”) may impact the market for macimorelin (Macrilen®; Ghryvelin®) in adult hormone growth deficiency (“AGHD”) and the existing relationships we have for that product; our plans for our PGX Technology; our now heavy dependence on sales by and revenue from our main distributor of active ingredients and its customers; the continued availability of funds and resources to successfully commercialize our products; the ability to secure strategic partners for late stage development, marketing, and distribution of our products; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our ability to protect and enforce our patent portfolio and intellectual property; our plans with respect to our listing on the Nasdaq; and our ability to continue to list our common shares on the TSX.

These risk factors are not intended to represent a complete list of the risk factors that could affect the Company. These factors and assumptions, however, should be considered carefully. More detailed information about these and other factors is included under “Risk Factors” in the Annual Report on Form 20-F and in other documents incorporated herein by reference.

However, we advise you to review any further disclosures we make on related subjects in our reports on Form 6-K filed or furnished to the SEC and in our other public disclosure filed under our profile on SEDAR+ at www.sedarplus.ca.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Many of these factors are beyond our control. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, particularly in light of any resulting impacts on the global economy and on the Company’s business. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements contained herein, except as required by applicable securities laws. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors, or to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

About Material Information

This MD&A includes information that we believe to be material to investors after considering all circumstances. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.

We are a reporting issuer under the securities legislation of all of the provinces of Canada, and our securities are registered with the U.S. Securities and Exchange Commission (“SEC”). We are therefore required to file or furnish continuous disclosure information, such as interim and annual financial statements, management’s discussion and analysis, proxy or information circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Additional information about the Company and copies of these documents may be obtained free of charge upon request from our Corporate Secretary or on the Internet at the following addresses: www.cosciensbio.com, www.sedarplus.ca and www.sec.gov.

2

Company Overview

COSCIENS is a life science company with a diverse portfolio focused on the development of natural, plant-based active ingredients and engaged in the commercialization of pharmaceutical and diagnostic products. COSCIENS’ natural active ingredient business leverages the Company’s proprietary manufacturing and extraction technologies to develop Avenanthramides and Beta Glucan active ingredients currently used in leading skincare brands worldwide. COSCIENS’ lead pharmaceutical product Macimorelin (Macrilen; Ghryvelin), is the first and only U.S. Food and Drug Administration (“FDA”) and European Medicines Agency (“EMA”) approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD).

Key Operational Developments

During the second quarter of 2025, in additional to onboarding the new CEO, the Company implemented a consensual reconstitution of its board of directors designed to best position COSCIENS to create value for all its shareholders. As a result of that reconstitution, COSCIENS’ board of directors now consists of the following six directors: Anthony J. Giovinazzo, Ulrich Kosciessa, Ronald W. Miller, Peter H. Puccetti, Robert A. Seager and David Spear (the “Reconstituted Board”). The Reconstituted Board and executive management team conducted a comprehensive strategic review of the business. This initiative was driven by a clear mandate to strengthen operational performance, drive long-term shareholder value, and ensure that the Company is positioned for sustainable and profitable growth. The strategic review included three core areas:

1.	Focus on the revenue generating base business
2.	A full reset of the Company’s cost and organizational structure through a zero-based budgeting process
3.	A growth assessment of the existing product portfolio, innovation pipeline and strategic options for Macrilen

1. Focus on Revenue Generating Base Business

During the quarter, management undertook a detailed operational review to identify areas for improvement across commercial execution, supply chain operations, and margin structure. Initiatives were implemented to increase discipline in the management of the base business, improve sales forecasting, and explore new business development opportunities within the Company’s existing portfolio of active ingredients.

2. Cost Structure Reset and Zero-Based Budgeting

The Company initiated a zero-based budgeting (ZBB) process to realign spending with strategic priorities. This exercise led to a leaner structure, clearer accountability, and the identification of material cost savings. Q2 operating expenses were favorable 27% vs. Q2 2024 and there is expected to be continued positive impact in Q3 2025 excluding restructuring costs. Full run-rate impact is anticipated in early 2026.

As part of the restructuring, the Company initiated a reduction in force across its segments to reduce costs, streamline the structure and align resources to key strategic priorities. This restructuring occurred shortly after the June 30th quarter end and reduced total headcount by 27% with changes across all functions of the Company. After restructuring costs, the new organization will have a cost structure which should be significantly less than the costs in 2025.

The Company’s common shares are currently traded on both the TSX and the Nasdaq Capital Market. The external audit, legal and listing costs incurred to maintain dual listing have continued to grow and require significant internal resources. In the last year, the opportunities for biotech companies to conclude financings on Nasdaq have deteriorated further thereby reducing cost benefit ratio to the Company of being listed on two exchanges. Therefore, as part of the cost savings agenda and to provide the Company with the opportunity to focus its resources on its core business needs to remain competitive in the biotechnology and pharmaceutical industry, the Board has approved, and today, the Company notified Nasdaq of its decision to voluntarily delist from the Nasdaq Stock Market. The Company will continue to maintain its listing on the Toronto Stock Exchange (TSX).

The Company intends to file a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) on or about August 25, 2025, and provide a copy thereof to the Nasdaq to effect the delisting. The delisting is expected to be effective on or about September 5, 2025, ten (10) days after the filing of the Form 25. If the delisting is effective on September 5, 2025, the Company anticipates that the last day of trading of its ordinary shares on Nasdaq will be on or about September 4, 2025.

Following the Nasdaq delisting, COSCIENS expects that its common shares will begin trading in the over-the-counter (OTC) marketplace in the U.S., however, there can be no assurance that any broker will make, or continue to make, a market in the Company’s ordinary shares in the U.S., and continue trading in Canada on the TSX. Delisting from Nasdaq marks the first step in the Company’s broader strategy to cease its public reporting obligations in the U.S. Accordingly, the Company intends to file a Form 15-F with the SEC in the future once it is able to do so pursuant to the SEC’s rules to deregister from, and terminate its reporting obligations under, the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), including its obligations to file and submit annual reports on Form 20-F and reports on Form 6-K in the U.S. with the SEC. If the Company files a Form 15-F with the SEC, its U.S. reporting obligations with the SEC will be immediately suspended at that time, and deregistration from the Exchange Act would be effective 90 days after the filing of the Form 15-F, at which time the Company’s U.S. reporting obligations thereunder would be fully terminated.

As a life science company, it is important for the Company to continue to focus on both short term and future growth. Given the current economic environment and ecosystem, the Company believes this strategic decision will position COSCIENS to enhance efficiency and reduced costs, with efforts designed to elevate competitiveness and maintain the Company’s viability.

3

3. Strategic Growth Assessment

Active Ingredients

The Company’s active ingredient segment focuses on leveraging the unique expertise in the extraction, production and commercialization of active ingredients from natural sources. The Company’s commercialized products are well positioned in the cosmeceutical market and focused on the documented health benefits of two bio actives extracted from oats; beta glucan and avenanthramides. These products include:

●	A commercial line of natural active ingredients, including beta glucan, avenanthramides (colloidal oat extract), oat powder, oat oil, and oat peptides, which are marketed to the personal care, cosmetic and animal health industries through distribution partners and direct sales.
●	A commercial line of natural anti-aging skincare products, utilizing active ingredients including oat beta glucan and avenanthramides, marketed via e-commerce channels in the cosmeceuticals category under the brand, JuventeDC.
●	Veterinary therapeutic products, including an oat shampoo, an ear cleanser, and a dermal complex/conditioner, which are manufactured and marketed to veterinarians in Japan and Asia.

With a renewed focus on the revenue generating base business, the management team is currently exploring additional category opportunities for this portfolio in the personal care and cosmetics category while also expanding the business development focus into the food and beverage, dermatology pharmaceutical and nutraceuticals markets. The Company does not currently have a strong direct-to-consumer platform therefore the Company is assessing alternative options for the distribution of the cosmeceutical line, JuventeDC.

Nutraceuticals

In addition to cosmetic applications, avenanthramides, when taken orally, could treat inflammation-based conditions such as exercise induced inflammation, joint inflammation as well as inflammation at the gastro-intestinal and cardiovascular levels. Given the well-known properties of oat beta glucan and avenanthramides as cholesterol reducer and anti-inflammation respectively, the Company has developed an Oat Beta Glucan (OBG) bar and yeast beta glucan (YBG) capsule to address unmet needs within the nutraceuticals markets. While YBG is a commercial product with well-known immune properties, the obtention of a consistently high-purity product represents a major challenge for suppliers. Using the Company’s proprietary PGX technology, the Company has successfully processed several formulations that should provide a high purity YBG product with very well-defined specifications. The Company further demonstrated the mechanism of action following in vitro and in vivo studies. Powder formulation produced in Edmonton, using the 50-litre PGX technology, could be sold in capsules as an immune booster product.

4

With the initial assessment process complete for these new product applications, management is now assessing strategic commercialization options for the nutraceutical’s portfolio given that the Company does not currently have an existing direct-to-consumer platform in this space.

Pharmaceutical

Macrilen

The Company is also dedicated to the development of its pharmaceutical therapeutic assets and has prioritized the current commercial product, Macrilen® (macimorelin), which is the first and only FDA and EMA approved oral test indicated for the diagnosis of adults with growth hormone deficiency. Macimorelin is currently marketed under the tradename Ghryvelin® in the European Economic Area and the United Kingdom through an exclusive licensing agreement with Pharmanovia. To date the product has launched in the United Kingdom, Sweden, Denmark, Finland, Germany, Netherlands, Austria, Spain, Ireland and France.

On August 27, 2024, the Company announced that the Phase 3 DETECT-trial evaluating macimorelin for the diagnosis of Childhood Onset Growth Hormone Deficiency (CGHD) had failed to meet its primary endpoints according to the definitions in the study protocol. Based on the results of the study, the Company began a strategic assessment of options. Since this time the Company has conducted post hoc analysis in consultation with key opinion leaders and have requested a Type C meeting with the FDA to determine a possible path forward for the pediatric indication. Additionally, the Company is assessing additional licensing and partnership opportunities in key markets as it pertains to the adult indication.

Avenanthramides for Potential Applications in Inflammation Based Diseases

Avenanthramides have garnered significant interest due to their suggested bioactivities, including potent antioxidant and anti-inflammatory effects both in vitro and in vivo. In November 2023, the Company initiated a Phase 1 safety study evaluating its flagship product, avenanthramides, for potential applications in managing conditions related to inflammation. The Phase 1-2a study (“AvenActive”) was a double-blind, placebo-controlled, randomized, adaptive, first-in-human study designed to assess safety, tolerability, and pharmacokinetics of single and multiple ascending oral doses of avenanthramide. 72 healthy subjects have completed the Phase 1 portion of the trial which included 48 healthy subjects in a single ascending dose (SAD) arm and 24 healthy subjects in a multiple ascending dose (MAD) arm.

Subjects received doses ranging from 30mg to 960mg per group per day. Given that no significant adverse reactions have been observed during SAD and MAD phases, The Data Safety and Monitoring Board recommended to start the Phase 2a with patients suffering from mild inflammation. A total of 20 patients were enrolled in the Phase 2a portion which is designed to gather initial insights into its potential efficacy. As the trial progresses, the Company remains focused on collaborating with regulatory authorities, healthcare professionals, and patient communities to bring this innovation to market. The current phase 1/2a trial is expected to be complete in Q3 of 2025 and the Company will make an assessment on the path forward.

Outlook

The initiatives implemented during the second quarter of 2025 represent a foundational realignment of the Company’s cost structure, operational approach, and strategic focus. Management believes that the Company is better positioned to address current market dynamics and to pursue long-term growth opportunities.

Uncertainty related to macroeconomic factors, including tariffs and related trade barriers, inflation, and regulatory developments, may continue to impact near-term performance. However, the Company is optimistic that operational and financial benefits from the strategic initiatives outlined above will begin to be reflected in results in the second half of 2025 and more substantially in fiscal 2026.

Outlook is included in this MD&A to provide further information about management’s expectations about the Company’s future business operations, activities and results and may not be appropriate for other purposes.

5

Consolidated Statements of Loss and Comprehensive Loss Data

(in thousands of US dollars, except loss per share)	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	$	$	$	$
Revenues	2,749	2,337	4,249	4,394
Cost of sales	(1,775)	(1,518)	(2,832)	(2,671)
Gross profit	974	819	1,417	1,723

Research and development	(690)	(1,530)	(1,824)	(2,592)
Selling, general and administrative	(2,637)	(3,044)	(5,563)	(4,710)
Total operating expenses	(3,327)	(4,574)	(7,387)	(7,302)
Loss from operations	(2,353)	(3,755)	(5,970)	(5,579)

Gain due to changes in foreign currency	(81)	17	(133)	42
Finance costs	(23)	(22)	(93)	(85)
Other income	91	109	205	158
Change in fair value of warrant and DSU liabilities	(334)	1,755	(364)	1,755
Other income	(347)	1,859	(385)	1,870

Loss before income taxes	(2,700)	(1,896)	(6,355)	(3,709)

Income tax recovery	(1)	474	(1)	886
Net loss	(2,701)	(1,422)	(6,356)	(2,823)

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(487)	(47)	(983)	(506)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain (loss) on defined benefit plans	1,239	-	1,239	-
Comprehensive loss	(1,949)	(1,469)	(6,100)	(3,329)

Basic and diluted loss per share	(0.85)	(0.64)	(2.00)	(1.39)

Weighted average number of shares outstanding (basic and diluted)	3,174,913	2,220,303	3,174,913	2,033,539

6

Revenue and cost of sales

The following table summarizes our gross margin earned during the periods indicated:

(in thousands of US dollars, except percentages)	Three months ended June 30,
	2025	2024	Change	Change
	$	$	$	%
Revenue
Active ingredients	2,417	2,334	83	4%
Pharmaceutical	332	3	329	10,967%
Total revenue	2,749	2,337	412	18%
Cost of sales
Active ingredients	(1,664)	(1,514)	(150)	-10%
Pharmaceutical	(111)	(4)	(107)	-2,675%
Total cost of sales	(1,775)	(1,518)	(257)	-17%
Gross Profit	974	819	155	19%
Gross Profit %	35%	35%

Our total revenue for the three-month period ended June 30, 2025, was $2.7 million as compared to $2.3 million for the same period in 2024, an increase of $0.4 million. This increase was primarily due to an increase of $0.1 million in sales of Avenanthramides, Beta Glucan and Oat Oil from prior period and $0.3 million in Macrilen due to the timing of the acquisition of Aeterna. Cost of sales for the three-month period ended June 30, 2025, increased by $0.3 million, primarily due to the higher sales volumes during the period. The gross margin for the three-month period ended June 30, 2025, was $1.0 million as compared to $0.8 million for the same period in 2024, an increase of $0.2 million, which is in line with the movements in revenue and cost of sales.

(in thousands of US dollars, except percentages)	Six months ended June 30,
	2025	2024	Change	Change
	$	$	$	%
Revenue
Active ingredients	3,804	4,391	(587)	-13%
Pharmaceutical	445	3	442	14,733%
Total revenue	4,249	4,394	(145)	-3%
Cost of sales
Active ingredients	(2,682)	(2,667)	(15)	-1%
Pharmaceutical	(150)	(4)	(146)	-3,650%
Total cost of sales	(2,832)	(2,671)	(161)	-6%
Gross Profit	1,417	1,723	(306)	-18%
Gross Profit %	33%	39%

Our total revenue for the six-month period ended June 30, 2025, was $4.2 million as compared to $4.4 million for the same period in 2024, a decrease of $0.2 million. This decrease was primarily due to a decrease of $0.6 million in sales of Avenanthramides, Beta Glucan and Oat Oil from prior period, offset by a $0.4 million increase in Macrilen revenue due to the timing of the acquisition of Aeterna. Cost of sales for the six-month period ended June 30, 2025, increased by $0.2 million, primarily due to the higher sales volumes of Macrilen during the period. The gross margin for the six-month period ended June 30, 2025, was $1.4 million as compared to $1.7 million for the same period in 2024, a decrease of $0.3 million, effectively resulting in a 6% decrease to gross margin as a result of slight production overruns in the first half of 2025.

7

Research and development expenses

The following table summarizes our research and development expenses incurred during the periods indicated:

(in thousands of US dollars, except percentages)	Three months ended June 30,
	2025	2024	Change	Change
	$	$	$	%
Direct research and development expenses:
Avenanthramides for inflammation-based diseases	193	522	(329)	-63%
Macimorelin pediatric DETECT-trial	(44)	381	(425)	-112%
PGX	16	19	(3)	-16%
Additional programs	158	286	(128)	-45%
Sub total	323	1,208	(885)	-73%
Employee-related expenses	331	301	30	10%
Facilities, depreciation, and other expenses	36	21	15	71%
Total	690	1,530	(840)	-55%

Our total research and development expenses in the three-month period ended June 30, 2025, decreased by $0.8 million compared to the same period in 2024. The decrease was primarily due to decreased spending on Avenanthramides of $0.3 million, the DETECT-trial of $0.4 million, and other programs of $0.1 million.

(in thousands of US dollars, except percentages)	Six months ended June 30,
	2025	2024	Change	Change
	$	$	$	%
Direct research and development expenses:
Avenanthramides for inflammation-based diseases	504	1,273	(769)	-60%
Macimorelin pediatric DETECT-trial	256	381	(125)	-33%
PGX	23	49	(26)	-53%
Additional programs	246	336	(90)	-27%
Sub total	1,029	2,039	(1,010)	-50%
Employee-related expenses	722	526	196	37%
Facilities, depreciation, and other expenses	73	27	46	170%
Total	1,824	2,592	(768)	-30%

Our total research and development expenses for the six-month period ended June 30, 2025, were $1.8 million as compared to $2.6 million for the same period in 2024, a decrease of $0.8 million. The decrease was primarily due to decreased spending on Avenanthramides of $0.8 million.

8

Selling, general and administrative expenses

The following table summarizes our Selling, general and administrative expenses incurred during the periods indicated:

(in thousands of US dollars, except percentages)	Three months ended June 30,
	2025	2024	Change	Change
	$	$	$	%
Selling, general and administrative expenses:
Salaries & benefits	1,087	492	595	121%
Insurance	260	117	143	122%
Professional fees	743	1,339	(596)	-45%
Other office & general expenses	547	1,096	(549)	-50%
Total selling, general and administrative expenses	2,637	3,044	(407)	-13%

Our total selling, general and administrative expenses for the three-month period ended June 30, 2025, were $2.6 million as compared to $3.0 million for the same period in 2024, a decrease of $0.4 million. This was primarily attributable to the timing of the merger and the impact of the respective costs such as:

●	An increase in Salaries & benefits of $0.6 million;
●	An increase in Insurance costs of $0.1 million; offset by
●	A decrease in office & general expenses of $0.5 million; and
●	A decrease in professional fees of $0.6 million primarily due to the additional legal costs in 2024 related to the transaction

(in thousands of US dollars, except percentages)	Six months ended June 30,
	2025	2024	Change	Change
	$	$	$	%
Selling, general and administrative expenses:
Salaries & benefits	2,346	855	1,491	174%
Insurance	549	151	398	264%
Professional fees	1,304	2,183	(879)	-40%
Other office & general expenses	1,364	1,521	(157)	-10%
Total selling, general and administrative expenses	5,563	4,710	853	18%

Our total selling, general and administrative expenses for the six-month period ended June 30, 2025, were $5.6 million as compared to $4.7 million for the same period in 2024, an increase of $0.9 million. This was primarily attributable to the timing of the merger and the impact of the respective costs such as:

●	An increase in Salaries & benefits of $1.5 million due to 1 month of Aeterna salaries being presented in 2024 versus 6 months in 2025;
●	An increase in Insurance costs of $0.4 million; offset by
●	A decrease in office & general expenses of $0.1 million; and
●	A decrease in professional fees of $0.9 million primarily due to the additional legal costs in 2024 related to the transaction

9

Other income (costs)

For the three-month and six-month periods ended June 30, 2025, our net other costs were $0.3 million and $0.4 million as compared to a net other income of $1.9 million and $1.9 million respectively for the three-month and six-month periods ended June 30, 2024, a decrease of $2.2 million and $2.3 million respectively for the three-month and six-month periods ended. This was primarily attributable to the decrease of the change in fair value of warrant and DSU liabilities in the amount of $2.1 million and foreign exchange losses.

Net loss

For the three-month period ended June 30, 2025, we reported a consolidated net loss of $2.7 million, or $0.85 loss per common share, as compared with a consolidated net loss of $1.4 million, or $0.64 loss per common share for the same period in 2024. The $1.3 million increase in net loss is attributable to the movements described above.

For the six-month period ended June 30, 2025, we reported a consolidated net loss of $6.4 million, or $2.00 loss per common share, as compared with a consolidated net loss of $2.8 million, or $1.39 loss per common share for the same period in 2024. The $3.6 million increase in net loss is attributable to the movements described above and a decrease in income tax recovery of $0.9 million.

10

Selected quarterly financial data

	Three months ended
(in thousands of US dollars, except for per share data)	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024
			$	$
Revenues	2,749	1,500	3,322	1,871
Net loss	(2,701)	(3,655)	(6,731)	(5,755)
Net loss per share (basic and diluted) (1)	(0.85)	(1.16)	(2.15)	(1.85)

	Three months ended
(in thousands of US dollars, except for per share data)	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023
	$	$	$	$
Revenues	2,337	2,057	1,213	1,952
Net loss	(1,422)	(1,401)	(1,565)	(776)
Net loss per share (basic and diluted) (1)	(0.64)	(0.76)	(0.85)	(0.42)

(1)	Net loss per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net loss per share amounts may not equal full-year net loss per share.

Historical quarterly results of operations and net loss cannot be taken as reflective of recurring revenue or expenditure patterns of predictable trends, largely given the non-recurring nature of certain components of our revenues, unpredictable quarterly variations in net finance income and of foreign exchange gains and losses.

Historical quarterly sales and results primarily fluctuate due to variations in the timing of customer orders of different product mixes, and changes in the optimal use of our capacity to manufacture products.

Consolidated Statements of Financial Position Data

(in thousands of US dollars)	June 30, 2025	December 31, 2024
	$	$
Cash and cash equivalents	9,333	16,393
Trade and other receivables and other assets	5,349	4,897
Inventory	1,821	2,691
Restricted cash equivalents	132	123
Property, equipment and intangible assets	10,923	10,966
Total assets	27,558	35,070
Payables, accrued liabilities and income taxes payable	3,174	4,835
Current portion of provisions	228	385
Current portion of deferred revenues	19	120
Provisions	46
Lease liabilities	2,258	2,310
Warrant and DSU liabilities	1,902	1,611
Non-financial non-current liabilities (1)	12,834	12,648
Total liabilities	20,461	21,909
Shareholders’ equity	7,097	13,161
Total liabilities and shareholders’ equity	27,558	35,070

(1)	Comprised mainly of employee future benefits and non-current portion of deferred revenues.

11

Liquidity and capital resources

The Company’s objective in managing capital, consisting of shareholders’ equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to finance its manufacturing operations, R&D costs, selling, general and administrative expenses and working capital requirements. The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development portfolio and to pursue appropriate commercial opportunities as they may arise. The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

Cash flows

The following table shows a summary of our consolidated cash flows for the periods indicated:

(in thousands of US dollars)	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	$	$	$	$
Cash and cash equivalents – Beginning of period	13,758	3,506	16,393	6,678
Net cash used in operating activities	(4,447)	(1,389)	(6,327)	(3,790)
Net cash used in financing activities	(107)	(126)	(307)	(198)
Net cash used in investing activities	(48)	25,880	(663)	25,316
Effect of exchange rate changes on cash & cash equivalents	177	(67)	237	(202)
Cash and cash equivalents – End of period	9,333	27,804	9,333	27,804

Operating Activities

Cash used by operating activities was $4.4 million for the three-month period ended June 30, 2025, as compared to $1.4 million in the same period in 2024. This $3.0 million increase in operating cash outflows is attributed primarily to:

●	a $4.2 million increase in net working capital change in operating assets and liabilities from the previous period due primarily to the timing of the merger and the impact of the respective costs; offset by
●	a decrease in operating costs of $1.2 million

Cash used by operating activities was $6.3 million for the six-month period ended June 30, 2025, as compared to $3.8 million in the same period in 2024. This $2.5 million increase in operating cash outflows is attributed primarily to:

●	a $1.9 million increase in net working capital change in operating assets and liabilities from the previous period due primarily to the timing of the merger and the impact of the respective costs; and
●	a $0.3 million decrease in gross margin; and
●	an increase in operating costs of $0.1 million; and
●	an increase in other costs (excluding change in fair value of liabilities) of $0.2 million.

Investing activities

Cash used in investing activities totaled $0.05 million for the three-month period ended June 30, 2025, as compared to cash provided by investing activities of $25.9 million in the same period in 2024. This $26.0 million decrease in investing cash inflows is attributed primarily to cash inflows associated with the acquisition of Aeterna of $26.0 million.

Cash used in investing activities was $0.7 million for the six-month period ended June 30, 2025, as compared to cash provided by investing activities of $25.3 million in the same period in 2024. This $26.0 million decrease in investing cash inflows is attributed primarily to cash inflows associated with the acquisition of Aeterna of $26.0 million.

12

Financing activities

Cash used in financing activities totaled $0.1 million for the three-month period ended June 30, 2025, as compared to $0.1 million for the three-month period ended June 30, 2024, remaining consistent quarter over quarter.

Cash used in financing activities totaled $0.3 million for the six-month period ended June 30, 2025, as compared to $0.2 million for the six-month period ended June 30, 2024. This $0.1 million increase in cash outflows is primarily related to additional payments of DSU’s and lease liabilities.

Capital Stock

As of August 13, 2025, we had 3,177,035 common shares issued and outstanding, as well as, 111,557 stock options, 27,500 deferred share units and 656,724 warrants outstanding. Each stock option, deferred share unit and warrant is exercisable for one common share.

Adequacy of financial resources

As of June 30, 2025, the Company had an accumulated deficit of $17.2 million and a net loss of $2.7 million resulting in negative cash flows from operations of $4.4 million for the three-month period ended June 30, 2025. We believe that our existing cash on hand will be sufficient to fund our anticipated operating and capital expenditure requirements for at least the next 12 months. We plan to finance our future operations and capital expenditures primarily through products sales and cash on hand. We also believe that our existing cash on hand will be sufficient to fund our anticipated operating and capital expenditure requirements beyond the next 12 months and into 2027. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we expect. We may also require additional capital to pursue in-licenses or acquisitions of other product candidates.

Our forecast of the period through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially as a result of a number of factors. Our future capital requirements are difficult to forecast and will depend on many factors, including:

●	the terms and timing of any other collaboration, licensing, and other arrangements that we may establish;
●	the initiation, progress, timing, and completion of preclinical studies and clinical trials for our current and future potential product candidates, as well as other research and development programs;
●	our alignment with health authorities on regulatory approval requirements;
●	the number and characteristics of product candidates that we pursue;
●	the outcome, timing, and cost of regulatory approvals;
●	delays that may be caused by changing regulatory requirements;
●	the cost and timing of hiring new employees to support our continued growth and potential expense associated with any loss of key personnel;
●	the costs involved in filing and prosecuting patent applications and enforcing and defending patent claims;
●	the costs of filing and prosecuting intellectual property rights and enforcing and defending any intellectual property-related claims;
●	the costs associated with any potential late receipt or non-receipt of trade and other receivables;
●	the potential costs associated with foreign currency fluctuations or changing interest rates;
●	our ability to expand our customer base and related demand fluctuations;
●	the costs associated with any potential interruption or quality impacts on raw material supplies;
●	the transition to a new presidential administration in the United States, including the potential use and effects of tariffs to address the administration’s policy goals, could materially impact the macroeconomic framework in which we operate.
●	the costs of responding to and defending ourselves against complaints and potential litigation;
●	the costs and timing of procuring clinical and commercial supplies for our product candidates; and
●	the extent to which we acquire or in-license other product candidates and technologies.

13

Contractual obligations and commitments as of June 30, 2025

Significant expenditure contracted for at the end of the reporting period but not recognized as liabilities is as follows:

(in thousands of US dollars)	TOTAL
$
Less than 1 year	33
1 - 5 years	13
46

The Company previously entered into license agreements with Agriculture Canada (AG) for a technology to increase the concentration of avenanthramides in selected oat and with University of Alberta for a Pressurized Gas eXpanded Technology (PGX) for the processing of various polymers. The royalty percentage rate would be 2% strictly for sales made from avenanthramides produced from the AG technology while royalty percentage rates would range between 1.0% to 3.5% for sales made from products manufactured using the PGX Technology, the rate being according to the classification of the resulting product (cosmeceutical, nutraceutical, pharmaceutical).

Contingencies

From time to time, the Company may be a party to litigation and subject to claims incidental to its business. Although the results of litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these matters will not have a material adverse effect on its business. At each reporting period, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable, requiring recognition of a loss accrual, or whether the potential loss is reasonably possible, requiring potential disclosure.

Critical Accounting Estimates and Judgments

Critical accounting estimates and assumptions, as well as critical judgements used in applying accounting policies in the preparation of the Company’s condensed interim consolidated financial statements, were the same as those applied to Company’s annual consolidated financial statements as of and for the year ended December 31, 2024, except for those noted in note 2 of the interim condensed consolidated financial statements for the period ended June 30, 2025.

Financial Risk Factors and Other Financial Instruments

The nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk and how we manage those risks are described in note 23 to our audited consolidated financial statements as of December 31, 2024. There have been no significant changes to our financial risk factors and other financial instruments during the six months ended June 30, 2025.

Related Party Transactions

During the three and six month period ended June 30, 2025, other than employment agreements and indemnification agreements with our management, there are no further related party transactions.

Off-Balance Sheet Arrangements

As of June 30, 2025, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties

An investment in our securities involves a high degree of risk. In addition to the other information included in this MD&A and in the related consolidated financial statements, investors are urged to carefully consider the risks described under the heading “Risk Factors” in the Annual Report on Form 20-F for the year ended December 31, 2024 and under the heading “Risks and Uncertainties”, for a discussion of the various risks that may materially affect our business. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

14

Our most recent Annual Report on Form 20-F was filed with the relevant Canadian securities’ regulatory  authorities at www.sedarplus.ca and with the SEC at www.sec.gov, and investors are urged to consult such risk factors. Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for establishing and maintaining our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 and Canadian securities legislation).  Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as at June 30, 2025. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were not effective as of that date due to the material weaknesses in internal control over financial reporting disclosed in our Annual Report on Form 20-F for the year ended December 31, 2024 available on SEDAR+ at www.sedarplus.ca and on EDGAR at sec.gov and as described below.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act. The Company’s internal control over financial reporting is a process designed under the supervision and with the participation of management, including our Chief Executive Officer and our Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentations. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2025, based on the criteria established in Internal Control – Integrated Framework: 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO framework”). Based on the results of that evaluation, our management concluded that, as of June 30, 2025, the Company’s internal control over financial reporting was not effective due to the identification of the material weaknesses disclosed in our Annual Report on Form 20-F for the year ended December 31, 2024, and described below.

15

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements may not be prevented or detected on a timely basis.

Our management concluded that material weaknesses existed as of the year ended December 31, 2024. Specifically, based on the criteria established by the COSO framework, our management identified deficiencies in the COSO framework principles associated with the control environment, control activities, information and communication and monitoring components of internal control, that constitute material weaknesses, either individually or in the aggregate.

The Company underwent a business combination on June 3, 2024 pursuant to which Aeterna combined with Ceapro in a plan of arrangement. As part of the integration of Aeterna and Ceapro, our management has put in place a process to standardize policies and procedures and harmonize controls across the Company in order to develop and operate effective internal control over financial reporting. As the harmonization of these controls remains in progress, the following material weaknesses were identified by management as of December 31, 2024:

Ineffective Control Environment: The Company did not maintain an effective control environment based on the criteria established in the COSO framework. The Company did not have sufficient competent personnel with the appropriate levels of knowledge, experience, and training in accounting and internal control over financial reporting. The material weakness in the control environment led to the additional material weaknesses detailed below.

Ineffective Control Activities: The Company did not maintain effective control activities based on the criteria established in the COSO framework. Specifically, these control deficiencies constitute material weaknesses, either individually or in the aggregate:

(a)	Control activities were not designed, implemented or performed in a timely manner to support the operating effectiveness of the controls to prevent and detect potential material errors.

(b)	The Company lacked sufficient personnel with appropriate technical training in, and experience with, IFRS to allow for a detailed review of complex accounting transactions that would identify errors in a timely manner, including in areas such as revenue recognition, inventory, fixed assets and impairment of assets.

(c)	The Company did not have an adequate segregation of duties or appropriate level of review that is needed to comply with financial reporting requirements, including segregation of duties over the preparation, independent review, and recording of journal entries.

Ineffective Information and Communication: Management was unable to generate or provide adequate quality supporting information and communication based on the criteria established in the COSO framework. Management concluded that the Information Technology General Controls were not operating effectively, undermining the Information Technology environment’s capability to support the integrity of financial reporting, with deficiencies identified across all key Information Technology General Controls areas in scope.

Ineffective Monitoring Activities: The Company did not maintain effective monitoring activities based on the criteria established in the COSO framework. Management identified that the Company did not have in place adequate processes for oversight, accountability for performance of internal control over financial reporting responsibilities, and timely implementation of corrective activities, and therefore could not perform sufficient ongoing evaluations to ascertain whether the components of internal control were present and functioning.

Management’s Plan to Remediate the Material Weaknesses

We have developed and are in the process of implementing a remediation plan to address the material weaknesses discussed above and to improve our internal control over financial reporting. The remediation plan includes:

●	We are evaluating our long-term resource needs and requirements to ensure we have adequate resources with the necessary technical knowledge, oversight and accountability to ensure there is adequate segregation of duties and to satisfy the Company’s internal control over financial reporting needs and requirements. We have also committed to providing the Company’s personnel with the necessary guidance and on-the-job training to effectively perform their responsibilities related to internal control over financial reporting.

16

●	We will formalize the documentation of internal control over financial reporting at the Company to assist in assessing, implementing and maintaining an effective control environment, including: scoping and risk assessment; business process flows; risk control matrices; and the evaluation of the design and operating effectiveness of controls.

●	We are implementing a formal monitoring program over our internal control framework that will more effectively identify, evaluate and remediate deficiencies than the current year and regularly report on progress of internal control remediation efforts to the audit committee during 2025.

●	We will implement additional system capabilities and enhance existing controls that support management’s assertions with respect to the completeness, accuracy and validity of complex accounting transactions on a timely basis.

Although the documentation of internal control over financial reporting has been formalized, the material weaknesses will not be remediated until the necessary controls have been fully implemented and are operationally effective. As we finalize and implement the remediation plan outlined above, we may also identify additional measures to address the material weaknesses or modify certain of the remediation procedures described above. We also may implement additional changes to our internal control over financial reporting as may be appropriate in the course of remediating the material weakness. There can be no assurance that the measures we take in response to the material weaknesses described above will be sufficient to remediate such material weaknesses or to avoid potential future material weaknesses or significant deficiencies.

The material weaknesses will continue to be addressed through 2025.

Changes in Internal Control Over Financial Reporting

There have been no significant changes to our internal controls over financial reporting for the three-month and six month periods ended June 30, 2025, that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

17